The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

November 1, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

REVISION OF PROJECTION FOR BUSINESS RESULTS FOR 1ST HALF OF FY 3/03 (4/1/02 TO 3/31/03)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

11/14

October 22, 2002

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Code No:	8309
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
For inquiries concerning this matter:	Omata, Koichi Deputy General Manager Corporate Planning Department
Phone:	81-3-5232-8642

Revision of Projection for Business Results for 1st half of FY 3/03 (4/1/02 to 3/31/03)

Mitsui Trust Holdings, Inc. "MTH" hereby announces the following revision to the projections for business results for 1st half of FY3/03 (from 4/1/02 to 3/31/03).

1. Revision of consolidated business results : projection for 1st half of FY3/03

(Yen in billions)

	Previously announced projection (5/24/02) (A)	Revised projection (B)	Change (B)-(A)	Change %
Ordinary Income	250.0	260.0	10.0	4.0%
Recurring Profit	45.0	34.0	-11.0	-24.4%
Net Income	25.0	41.0	16.0	64.0%

[Reason for revision]

We have revised up our projection for ordinary income , primarily due to an increase in trading gains at our subsidiary (The Chuo Mitsui Trust and Banking Co., Ltd. "CMTB"), and also revised down our projection for recurring profit primarily due to a devaluation loss on stocks held at CMTB, resulting from the decline in stock markets.

Net income increased from the previous projection due to an increase in deferred income taxes.

2. Revision of non-consolidated business results : projection for 1st half of FY3/03

(Yen in billions)

	Previously announced projection (5/24/02) (A)	Revised projection (B)	Change (B)-(A)	Change %
Ordinary Income	13.0	15.0	2.0	15.4%
Recurring Profit	10.0	10.5	0.5	5.0%
Net Income	7.5	8.0	0.5	6.7%

[Reason for revision]

We have revised up our projection for ordinary income , primarily due to the change of accounting in interest income from our subsidiary.

Recurring profit and net income increased from the previous projection due to a decrease in operating expenses and income taxes.

(Reference)

1. Summary of Projected Business Results of the Subsidiary Banks (Non-Consolidated basis of CMTB and Mitsui Asset Trust and Banking Co.,Ltd. "MATB") for 1st half of FY3/03

Combined totals of CMTB and MATB

(Yen in billions)

[Approximate & preliminary basis]	Previous projection (A)	Revised projection (B)	Change (B)-(A)	Change from actual results*1 for 1st half of FY3/02
Effective Net Operating Profit*2	85.0	93.0	8.0	27.6
Net Operating Profit	70.0	85.0	15.0	29.3
Recurring Profit	35.0	20.0	-15.0	54.1
Net Income	20.0	31.0	11.0	59.6
Credit Costs*3	45.0	45.0	-	-17.9

*1 Combined totals of CMTB and The Sakura Trust and Banking Co., Ltd.

*2 Before trust account write-offs and before transfer to general reserve

*3 Combined totals of banking account and trust account

[Profit / Loss Related to Stocks Held, etc.]

(Yen in billions)

[Approximate & preliminary basis]	1st half of FY3/03
Profit / Loss on Sales	18.0
Devaluation Loss	-38.0
Total	-20.0

<Standards for Devaluation>

1) Decline in stock price exceeds 50%: All stocks

2) Decline in stock price between 30%-50%:
   - i) All stocks in companies ranked borrowers requiring caution or below
   - ii) Stocks in companies other than those noted above that have no possibility of price recovery

3) Stocks in companies ranked possibly insolvent borrowers or below with a decline in stock price less than 30% are subject to devaluation.

	Less than 30%	30-50%	More than 50%
Normal Borrowers			
Borrowers Requiring Caution			
Possibly Insolvent Borrowers or below		Full Devaluation	

: Devaluation subject to possible price recovery
(We executed devaluation worth ¥32.0 bill (approximately 70% of the targeted unrealized losses of ¥49.0 bill).

[Profit / Loss on Available-for-Sale Securities Held]

(Yen in billions)

As of [Approximate & preliminary basis]	3/31/02	9/30/02	Profit	Loss
Available-for-sale (After devaluation)	-0.4	-131.0	53.0	-184.0
Stocks	5.1	-136.0	34.0	-170.0
Bonds, Others	-5.5	5.0	19.0	-14.0

[Reduction in Amount of Cross-Stockholdings]

CMTB progressed the sales of cross-stockholdings. As a result, the sales amount valued at approximately ¥100.0bill (book value basis) for 1st half of FY3/03.

[Disclosure of Non-Performing Assets Based on the Financial Revitalization Law]

(Combined Totals from Banking Account & Trust Account)

(Yen in billions)

As of [Approximate & preliminary basis]	3/31/02 (A)	9/30/02 (B)	Change (B)-(A)
Claims under Bankruptcy and Virtual Bankruptcy	133.3	128.0	-5.3
Claims under High Risk	319.3	313.0	-6.3
Claims under Close Observation	504.2	423.0	-81.2
Total	956.9	864.0	-92.9

<Reference>Claims under "Other*1" Special Mention	1,372.9	1,149.0	-223.9

*1 Not classified as non-performing assets

2. Estimate for the Capital Adequacy Ratio at 9/30/02

[Approximate & preliminary basis]	9/30/02 (Preliminary basis)	3/31/02 (Actual)
MTH (Consolidated basis)	Slightly below 10%	10.59%
Tier1 ratio	5%(approx.)	5.39%
CMTB (Consolidated basis)	9%(approx.)	10.11%
Tier1 ratio	Middle of 4-5%	5.06%
CMTB (Non-consolidated basis)	9%(approx.)	10.23%
Tier1 ratio	Middle of 4-5%	5.14%